VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY

and its
VARIABLE ANNUITY ACCOUNT B
VARIABLE ANNUITY ACCOUNT C

Supplement Dated September 18, 2020

This supplement updates and amends certain information contained in your variable annuity contract prospectus and contract prospectus summary, as applicable, as well as any subsequent supplements thereto. Please read it carefully and keep it with your contract prospectus and contract prospectus summary for future reference. Capitalized terms not defined in this supplement shall have the meaning given to them in your prospectus and contract prospectus summary, as applicable.

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IMPORTANT INFORMATION ABOUT THE
GUARANTEED ACCUMULATION ACCOUNT

The '33-Act Number for the Guaranteed Accumulation Account (the "GAA") has changed to 333-239315. All references to the GAA '33-Act Number appearing in your contract prospectus and contract prospectus summary is hereby deleted and replaced with 333-239315.